PSYONIC, Inc.



ANNUAL REPORT

9999 Businesspark Ave, Suite B

San Diego , CA 92131

(773) 888-3257

psyonic.io

This Annual Report is dated April 25, 2024.

BUSINESS

PSYONIC, Inc. ("PSYONIC" or the "Company") is a corporation organized under the laws of the state of Illinois that produces our first product, the Ability Hand™, which is an FDA-registered advanced bionic hand. In the US, our hand has been covered by insurance including Medicare, the VA, worker's compensation, and private insurers. We have users of all genders and as young as 10 and as old as 85. We specifically targeted a design that will be covered by Medicare.

PSYONIC is the parent company of the PSYONIC Institute, L3C, a wholly-owned subsidiary that has been operated under the Company since 2022. The subsidiary company is a low-profit limited liability company pursuant to Section 1-26 of the Limited Liability Company Act and shall at all times significantly further the accomplishment of one or more charitable or educational purposes within the meaning of Section 170(c)(2)(B) of the Internal Revenue Code of 1986, or its successor, and would not have been formed but for the relationship to the accomplishment of such charitable or educational purposes.

PSYONIC Institute, L3C, is a manager-managed low-profit limited liability company, with PSYONIC, Inc. as its Manager. PSYONIC intends to organize PSYONIC Institute, L3C as a low-profit limited liability company pursuant to the Illinois Limited Liability Company Act, as amended, 805 ILCS 180/1-26, which shall finance the sales and research and development of bionic devices.

Intellectual Property: PSYONIC holds four US patent claims granted or pending.

Granted:

- US20190328550Al Compliant four-bar linkage mechanism for a robotic finger (11/2021)
- US11399967B2 System and method for a prosthetic hand having sensored brushless motors (8/2022)

Pending:

- 62904483 System and method for an advanced prosthetic hand (9/2019)
- 63148378 System and method for an artificial tendon-driven prosthesis (2/2021)

Previous Offerings

Type of security sold: SAFESs I-XVII
Final amount sold: $1,152,500.00
Use of proceeds: Operations
Date: October 01, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE XVIII
Final amount sold: $75,000.00
Use of proceeds: Operations
Date: February 01, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFEs XIX-XXIII
Final amount sold: $200,000.00
Use of proceeds: Operations
Date: April 01, 2021
Offering exemption relied upon: 506(b)

Name: Class B Common Non-Voting
Type of security sold: Equity
Final amount sold: $3,106,684.54
Number of Securities Sold: 1,480,239
Use of proceeds: Research & Development and Sales & Support
Date: February 01, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Operating Results – 2023 Compared to 2022
Year ending December 31, 2023 compared to year ending December 31, 2022.

Revenue
Sales revenue for fiscal year 2023 was $1,535,111, around 1.5x that of the fiscal year 2022 sales revenue of $1,017,763. Additional revenue including from grants and awards totaled $362,695 in 2023 and $637,305 in 2022; in total, this resulted in a 15% increase in overall revenue from 2022 to 2023 (FY2023 $1,897,830; FY2022 $1,655,166).

Cost of Revenue
Cost of revenue in 2023 was $1,056,665, an increase from costs of $810,759 in fiscal year 2022. The number of sales increased so the overall associated costs to manufacture the hands for sale increased as well.
In 2022 and 2023, Cost of revenue figures included costs of manufacturing as well as costs for other direct projects, funded and unfunded. Direct costs for manufacturing alone were 330,111, and direct costs for grant-funded projects were $315,899. These will be broken out separately on the books beginning with January 1, 2024.

Gross Margins
2023 gross profit stayed the same at $841,165 compared to 2022's gross profit of $844,408. These figures include grant and award revenue as part of the calculation. Since sales increased in 2023 but grant income decreased, similar values are expected.

Expenses
The Company's General & Administrative expenses consist of, among other things, compensation and benefits, marketing and sales expenses, support expenses, fees for professional services and patents, research and development expenses, and operating expenses of PSYONIC, Inc. Expenses of $1,341,364 in FY2023 increased from $742,344 in FY2022, due to our increased sales volume, additional hiring, investment expenses, and purchases of large machines to scale production.

Historical results and cash flows
The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our manufacturing capacity is expected to increase and our current demand outweighs our production. Past cash was primarily generated through government grants, equity investments, and sales. We achieved over $1.5M in sales revenue in 2023 and have a goal of at least $2.5M in sales for 2024.
We have won the following grants from the National Science Foundation:
NSF 2112363, Jan 2022 - Dec 2023. "SBIR Phase II: A compact electrotactile sensory feedback system for upper limb prostheses." $1,000,000.
NSF 1951382, Feb 2020 - May 2023. "SBIR Phase II: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $937,162.
NSF 1843966, Jan 2019 - Dec 2019. "SBIR Phase I: A compact electrotactile sensory feedback system for upper limb prostheses." $225,000.
NSF 1745999, Jan 2018 - Dec 2018. "SBIR Phase I: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $225,000.

Treatment of Research and Development Costs
The Financial Statements record all Research and Development Costs as expenses. Interpretation of current IRS guidance might indicate that these should be amortized and expensed over time. However, in light of questions about interpretation of existing guidance, and in anticipation of pending legislation regarding treatment of R&D expenses, the Company is fully expensing these costs in 2022 and 2023.

Liquidity and Capital Resources
As of December 31, 2023, the company had cash of $848,184. Additional funding via equity financing and grant funding is ongoing in 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $848,184.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SAFEs I-III
Amount Owed: $200,000.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2018, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: SAFEs IV-XIII
Amount Owed: $375,000.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2019, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: SAFEs XIV-XVII
Amount Owed: $577,500.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: SAFEs XVIII
Amount Owed: $75,000.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: SAFEs XIX-XXIII
Amount Owed: $200,000.00
Interest Rate: 0.0%
Borrowing Period - Fiscal Year 2021, Valuation Cap - 10,000,000, Discount rate - 15%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Aadeel Akhtar

Aadeel Akhtar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, President, Secretary, Treasurer, CFO
Dates of Service: October, 2015 - Present
Responsibilities: Akhtar manages the business and technical aspects of the company. This includes engineering, financing, sales, marketing, support, manufacturing, and hiring. Akhtar received an annual salary of $150K and presently holds 17,568,000 shares of Class A Common Voting Stock.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Voting
Stockholder Name: Aadeel Akhtar
Amount and nature of Beneficial ownership: 17,568,000
Percent of class: 69.447%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Class A Common Voting, Class B Common Non-Voting, SAFEs I-XVII, SAFE XVIII, and SAFEs XIX-XXIII. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,127,625 of Class B Common Non-Voting.

Class A Common Voting
The amount of security authorized is 25,000,000 with a total of 17,734,667 outstanding.
Voting Rights
1 vote per share.
Material Rights
There are no material rights associated with Class A Common Voting.

Class B Common Non-Voting
The amount of security authorized is 25,000,000 with a total of 9,042,038 outstanding.
Voting Rights
There are no voting rights associated with Class B Common Non-Voting.
Material Rights
The total number of shares outstanding on a fully diluted basis, 26,776,705 shares, includes 17,734,667 shares of Class A Common Voting Stock, 9,042,038 shares of Class B Common Non-Voting Stock (which includes 3,750,000 shares available for issuance under the stock incentive plan).

SAFEs I-XVII

The security will convert into Non-voting safe preferred stock and the terms of the SAFEs I-XVII are outlined below:

Amount outstanding: $1,152,500.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") ,before the expiration or termination of the instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of

outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of

$25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFE XVIII

The security will convert into Voting safe preferred stock and the terms of the SAFE XVIII are outlined below:

Amount outstanding: $75,000.00

Interest Rate: 0.0%

Discount Rate: 15.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") , n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either

(i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of

$25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFEs XIX-XXIII

The security will convert into Non-voting safe preferred stock and the terms of the SAFEs XIX-XXIII are outlined below:

Amount outstanding: $200,000.00

Interest Rate: 0.0%

Discount Rate: 15.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") , n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of non-voting non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either

(i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of

$25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in PSYONIC, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. Our projections are based on market trends in the prosthetics, robotics, and neural interfacing industries, some of which are nascent and rapidly expanding. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company based on competitors and projections in the prosthetics and robotics industries. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering equity and may close on any investments that are made. Because the amount of capital needed to scale a medical device/robotic hardware is high, even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan with respect to growing our R&D, sales & marketing, manufacturing, and operations. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable with respect to the prosthetics, robotics, and neural interface industries. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants on bionic limbs for prosthetics and robotics. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the prosthetics and robotics marketplaces at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs in the prosthetics and robotics fields. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits PSYONIC was formed on November 23, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PSYONIC has had limited revenues generated since inception. While PSYONIC was profitable in 2022, there is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company holds 4 patents, 1 trademark, 4 internet domain names, and various trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment.

Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling our product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our product and therefore your investment in the Company may be We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Device reimbursements in the prosthetics industry are strictly regulated by insurance and government policies. Reimbursement for prosthetic devices is highly dependent on insurance companies as well as government policies. Changes in these policies may affect revenues. For example, this may include changes to codes that are reimbursed by Medicare and other insurance companies. If we are not able to adjust to changing laws or policies, our business may be harmed. The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them Trademark, copyright and patent litigation has become extremely expensive. Even ifwe believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademarks, or copyrights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademarks or copyrights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademarks or copyrights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The growth of our business depends on our ability to finance new products. We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses. Products we manufacture may contain design or manufacturing defects, which could result in customer claims. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability. In addition, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

PSYONIC, Inc.

By   /s/ *Aadeel Akhtar*

    Name: <u>PSYONIC, Inc.</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

PSYONIC, INC.

BALANCE SHEET

As of December 31, (USD $ in Dollars)	2023	2022
ASSETS		
Current Assets		
Cash & Cash Equivalents	848,184	454,419
Accounts Receivable	233,058	164,025
Other Current Assets	770,427	300,613
Total Current Assets	**1,851,668**	**919,057**
Fixed Assets	236,534	-
Total Assets	**2,088,202**	**919,057**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	-	-
Credit Cards	10,703	21,384
Other Current Liabilities	3,606	300
Total Current Liabilities	**14,309**	**21,684**
SAFE Investments	-	1,427,500
Total Liabilities	**14,309**	**1,449,184**
STOCKHOLDERS EQUITY		
Class A Common Voting Stock	2,879	5,004
Class B Common Non-Voting Stock	2,285,232	512,007
SAFE Investments	1,427,500	
Additional Paid-in Capital	1,139	52,939
Retained Earnings/(Accumulated Deficit)	(1,696,664)	(1,100,077)
Total Stockholders' Equity	**2,020,085**	**(530,127)**
Total Liabilities and Stockholders' Equity	**2,034,394**	**919,057**

PSYONIC, INC.

STATEMENTS OF OPERATIONS

As Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	1,897,830	1,655,166
Cost of Goods Sold	1,056,665	810,759
Gross profit	**841,165**	**844,408**
Operating Expenses		
General and Administrative	1,071,752	654,648
Sales and Marketing	269,612	87,696
Total Operating Expenses	**1,341,364**	**742,344**
Operating Income/(Loss)	**(500,199)**	**102,064**
Other Loss/(Income)	**21,488**	**405**
Net Income/(Net Loss)	**(478,712)**	**102,469**

PSYONIC, INC.

STATEMENTS OF CASH FLOWS

As Fiscal Year Ended December 31, (USD $ in Dollars)	2023	2022
CASH FLOW FROM OPERATING ACTIVITES		
Net income/(loss)	(478,712)	102,469
Changes in operating assets and liabilities		
Accounts receivable	(409,316)	(272,441)
Other Current Assets	-	-
Accounts Payable	-	-
Credit Cards	(10,681)	12,317
Other Current Liabilities	3,306	(80,056)
Total adjustments to reconcile Net Income to Net Cash	**(416,691)**	**(340,181)**
Net cash provided/(used) by operating activities	**(895,403)**	**(237,712)**
CASH FLOW FROM INVESTING ACTVIITES		
Investment Deposits	(129,531)	(30,000)
Purchases of Property and Equipment	(227,200)	-
Purchases if Intengible Assets	(9,333)	-
Net cash provided/(used) in investing activities	**(366,064)**	**(30,000)**
CASH FLOW FROM FINANCING ACTIVITES		
Capital Contribution	1,773,107	563,807
SAFE investments - Reclassify from debt	-	-
Stock buy-back	(117,875)	-
Net cash provided/(used) by financing activities	**1,655,232**	**563,807**
Change in Cash	393,764	296,095
Cash - beginning of year	454,419	158,324
Cash - End of year	**848,184**	**454,419**

PSYONIC, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY

	Class A Common Voting Stock		Class B Common Non-voting		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance-December 31, 2021	10,000	$ 4,013	2,219	$ -	$ -	$ (1,202,546)	$ (1,202,546)
2022 Activity							
Stock split	17,808,000		3,425,136				
Issuance of common stock			301,472	$ 512,007			
Adjust - true to cap table		$ 991					
Contributed capital - personal loans					$ 51,800		
Net income (loss)						$ 102,469	$ 102,469
Balance-December 31, 2022	17,818,000	5,004	3,728,827	512,007	51,800	-1,100,077	$ (1,100,077)
2003 Activity							
Stock buy-back	-83,333	$(2,125)				$ (117,875)	$ (117,875)
Issuance of common stock			829,102	$1,773,524			
Contributed capital - loans repaid					$ (51,800)		
Net income (loss)						$ (478,712)	$ (478,712)
Balance-December 31, 2023	17,734,667	2,879	4,557,929	2,285,532	0	-1,696,664	$ (1,696,664)

Amount column is value of cash raised,
which is total individual investments minus fees paid by investors.

NOTE 1. NATURE OF OPERATIONS

Psyonic, Inc. was incorporated on November 23, 2015, in the state of Illinois. The financial statements of Psyonic, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

With the Ability Hand™, Psyonic, Inc. is redefining what it means to be human for individuals with limb differences. It's not just about what our users can achieve, it's beyond that. We've developed an affordable and accessible prosthesis with unique bionic abilities that surpass human capabilities providing individuals with technology superior to anything else currently on the market.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, as well as deposits held by third parties. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Revenue Recognition

The Company earns revenues from the sale of the Ability Hand, an affordable bionic prosthetic hand, and from Research and Development contracts.

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

On research and development contracts with reports being the only deliverables, the Company recognizes revenue as a percentage of work performed (as measured by budget) vs. total value of the contract, the assumption being that the entirety of the funds will be exhausted.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the cash-raised model to determine the fair value of stock options.

Income Taxes

PSYONIC, Inc. was formed as an S corporation for tax income purposes. Starting from 2022 the Company rescinded the S corporation election and converted to a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3. DEBT

In 2022, $1,427,500 in SAFE investments were recorded as debt in the accounting system. In 2023, based on evolving practice in the treatment of SAFE notes, these are reflected as equity on the Balance Sheet so no longer appear as debt.

In 2023, the Company purchased a $92,000 CNC machine to be paid off over time. The unpaid amount as of 12/31/24 is $53,808, which appears as debt on the Balance Sheet. This same amount is reflected as a fixed asset and is included in the Furniture and Equipment asset totals.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2023, and December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through April 14, 2023, which is the issuance date of these financial statements. There have been no events or transactions during this time which would have a material effect on these financial statements.

NOTE 5. STOCKHOLDERS' EQUITY

Class A Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class A Common Voting Stock with a par value of $0.001. As of December 31, 2023, and December 31, 2022, 17,734,667 and 17,818 shares of Class A Common Voting Stock have been issued and are outstanding, respectively. On financial statements, value of stock is represented as total amount of cash invested, no par value.

Class B Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class B Common Non-Voting Stock with a $0.001 par value. As of December 31, 2023, and December 31, 2022, 4,557,929 and 3,728,827 of Class B Common Non-Voting Stock have been issued and are outstanding.

NOTE 6. RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through April 24, 2023, which is the issuance date of these financial statements. There have been no events or transactions during this time which would have a material effect on these financial statements.

I, Aadeel Akhtar, the Chief Executive Officer of PSYONIC, Inc., hereby certify that the financial statements of PSYONIC, Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

PSYONIC, Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24th day of April 2024.



CEO

04/24/2024

CERTIFICATION

I, Aadeel Akhtar, Principal Executive Officer of PSYONIC, Inc., hereby certify that the financial statements of PSYONIC, Inc. included in this Report are true and complete in all material respects.

Aadeel Akhtar

CEO